United States securities and exchange commission logo





                              July 8, 2022

       Douglas Schnell
       Partner
       Wilson Sonsini Goodrich & Rosati
       650 Page Mill Road
       Palo Alto, CA 94304

                                                        Re: Pasithea
Therapeutics Corp.
                                                            Preliminary Proxy
Statement filed by Concord IP2 LTD. et. al.
                                                            Filed July 1, 2022
                                                            File No. 001-40804

       Dear Mr. Schnell:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement

       Cover letter, page 1

   1. Please describe any effects of removing all of the company's directors on the company's contractual
obligations.
   2. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual
basis must exist for each such opinion or belief. Support for opinions or beliefs should be
self-evident, disclosed in the proxy statement or provided to the staff on a supplemental
basis. Provide support for the following statements.

                                                              "Each of the
Concerned Stockholders has a track record of investing success, including in
situations like those at Pasithea."
                                                              "...management
s alarming (negative) track record..."
                                                              that Alpha-5 is
"...a business that we believe was and is largely non-existent and worthless."
 Douglas Schnell
Wilson Sonsini Goodrich & Rosati
July 8, 2022
Page 2
                that "...Pasithea is suffering from significant corporate governance lapses..."
3. You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please provide a factual foundation for the disclosure copied below. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

                "We believe that the problems at Pasithea are systemic and are the result of directors who have abdicated their responsibility to create value for all stockholders. We believe that the sitting directors are more focused on entrenchment and enriching
              themselves than on advancing stockholders    best interests."
                "This transaction appears to be undertaken for entrenchment purposes..." (page 2)
                "We believe that this transaction raises troubling questions about the motivations of the Board and management, and exposes that they are not acting in the best interests of stockholders." (page 2)
                "...related-party transaction is an egregious example of the
directors    indifference to,
              and disregard for, stockholders." (page 3)
Background, page 2

4. Refer to footnote ii of your June 1, 2022 letter. Please revise your disclosure to clarify what portion of the compensation received by Dr. Marques and by Mr. Gloss was in cash or securities or vested option grants and what portion was made in unvested securities or option grants.
Why You Were Sent This Statement, page 2

5. Please clarify, if true, that the $5 IPO price you reference was for a unit consisting of a share and a warrant.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Daniel Duchovny at 202-551-3619.



FirstName LastNameDouglas Schnell                               Sincerely,
Comapany NameWilson Sonsini Goodrich & Rosati
                                                                Division of
Corporation Finance
July 8, 2022 Page 2                                             Office of
Mergers & Acquisitions
FirstName LastName